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CONSENT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of First Variable Rate Fund for Government Income


We consent to the incorporation by reference in Post-Effective Amendment No. 35 to the Registration Statement of First Variable Rate Fund for Government Income on Form N-1A (File Numbers 2-56809 and 811-2633) of our report dated February 6, 1998, on our audits of the financial statements and financial highlights of Calvert First Government Money Market Fund, which report is included in the Annual Report to Shareholders for the year ended December 31, 1997, which is incorporated by reference in the Registration Statement. We also consent to the reference to our Firm under the caption "Independent Accountants and Custodians" in the Statement of Additional Information.


COOPERS & LYBRAND, L.L.P.

/s/Coopers & Lybrand, L.L.P.

Baltimore, Maryland
March 20, 1998